July 29, 2014

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on July 10, 2014 regarding the Trust’s Post-Effective Amendment No. 366 (“PEA No. 366”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 30, 2014 to reflect the selection of a new sub-adviser for the WisdomTree China Dividend ex-Financials Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Disclosure changes in response to Staff comments were made in Post-Effective Amendment No. 372 to the Trust’s registration statement, which was filed with the SEC on July 29, 2014. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depositary receipts based on component securities and TBA Transactions. To clarify, we have revised the language under the “Additional Information About the Funds’ Investment Strategies” in the statutory prospectus and the substantially identical language in the SAI, under the “Investment Strategies and Risks” section, as follows:

Mr. Ed Bartz

July 29, 2014

Each Fund anticipates meeting this policy because, under normal circumstances, at least 95% (80% for the Japan Hedged Equity Fund and the New Funds) of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, such as depositary receipts based on component securities and TBA Transactions.

As a practical matter, the Fund does not currently anticipate relying on the “economic characteristics” language to meet this 80% requirement.

2.

Comment: Please revise the third sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section in one or both of the following ways: (1) replace “domiciled in China” with either “organized under the laws of China” or “maintain their principal place of business in China,” and/or (2) replace “listed on the Hong Kong Stock Exchange” with “principally traded on the Hong Kong Stock Exchange.”

Response: We have replaced “domiciled in China” with “organized under the laws of China, an emerging market nation.”

3.

Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the Energy and Industrial sectors, each of which constitutes a significant portion of the Index. We have also added the following sentence to the end of the penultimate paragraph of the “Principal Investment Strategies of the Fund” section:

As of June 30, 2014, a significant portion of the Index is comprised of companies in the energy and industrial sectors.

Mr. Ed Bartz

July 29, 2014

4.

Comment: The Staff notes that “Emerging Markets Risk” is included in the “Principal Risks of Investing in the Fund” section. Please revise the “Principal Investment Strategies of the Fund” section to reflect that the Fund may invest in emerging markets.

Response: We have revised the “Principal Risks of Investing in the Fund” section to reflect that China is an emerging market nation. Please see the response to Comment 2.

5.	Comment: Please confirm that all three of the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

Response: Confirmed.

SAI

6.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

*  *  *  *  *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	Ryan Louvar, Esq.
W. John McGuire, Esq.
Kathleen Long, Esq.
Beau Yanoshik, Esq.